UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 10 September, 2015

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 10 September, 2015

William Connelly to host ING Benelux Conference

William Connelly, ING's Global Head of Commercial Banking, addresses international analysts and investors at the ING Benelux Conference in London today. He elaborates on the solid performance of ING's Commercial Bank that contributed 42% to ING Bank's 2015 first half year's profit on the back of a consistent strategy and a strong client franchise.

William Connelly explains how ING's Think Forward strategy is translated into the Commercial Bank. In this context he will elaborate on the ongoing transformation programme that focuses on delivering a digital experience to ING's corporate clients, including the launch of the digital 'Inside Business' platform, a new service model and increased standardisation to deliver seamless service to clients.

He also talks about ING Commercial Banking's well diversified lending portfolio and discuss several business segments including Industry Lending and Transaction Services. ING's Industry Lending business combines specialist knowledge of industries like International Trade and Export, Energy, Transport, Infrastructure and Real Estate, and strong risk management capabilities with on the ground presence and a large international network to support local and global clients. William Connelly also provides information on ING's investments in Transaction Services, including innovations focused at offering a simplified and harmonised way of working for ING's Payments Services' clients and the investments in Working Capital Solutions.

The full presentation by William Connelly can be viewed/downloaded via ING's corporate website www.ing.com/presentations or via http://www.slideshare.net/ING.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Video is available on YouTube. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.
For convenient access to the latest financial information and press releases both online and offline, download the ING Group Investor Relations and Media app for iOs on the Apple Store or for Android on Google Play.

Press enquiries	Investor enquiries
Carolien.van.der.Giessen@ing.com	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING Profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 52,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

Important legal information

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) ING's implementation of the restructuring plan as agreed with the European Commission, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING's ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

This announcement is not for release, publication or distribution, in whole or in part, directly or indirectly, in or into the United States, Australia, Canada, Japan or any jurisdiction into which the publication or distribution would be unlawful. This announcement is for information purposes only and does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire shares in the capital of NN Group in the United States, Australia, Canada, Japan or any jurisdiction in which such offer or solicitation would be unlawful or require preparation of any prospectus or other offer documentation or would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions. The Placing Shares have not been and will not be registered under the United States Securities Act of 1933, as amended ("Securities Act"), and may not be offered, sold or transferred, directly or indirectly, within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the securities laws of any state or other jurisdiction of the United States. No public offering of the shares referred to in this announcement is being made in the United States or elsewhere.

This announcement has been issued by, and is the sole responsibility, of ING Group. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Morgan Stanley, Deutsche Bank and ING Bank (collectively, the "Managers") or by any of their respective affiliates or agents as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

The distribution of this announcement and the offering of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by ING Group or the Managers that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by ING Group and the Managers to inform themselves about, and to observe, any such restrictions.

ING Group has not authorized any offer to the public of securities in any Member State of the European Economic Area. With respect to any Member State of the European Economic Area and which has implemented the Prospectus Directive other than the Netherlands (each a "Relevant Member State"), no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. As a result, the securities may only be offered in Relevant Member States (i) to any legal entity which is a qualified investor as defined in the Prospectus Directive; or (ii) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purpose of this paragraph, the expression "offer of securities to the public" means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable the investor to decide to exercise, purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State.

In the Netherlands the Placing Shares are not and may not be offered other than to persons or entities who or which are qualified investors (gekwalificeerde beleggers) as defined in Section 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

The price of shares and the income from them may go down as well as up and investors may not get back the full amount invested on disposal of the shares. Past performance is no guide to future performance and persons who require advice should consult an independent financial adviser.

The Placing Shares to be offered pursuant to the Placing will not be admitted to trading on any stock exchange other than to Euronext Amsterdam. Neither the content of the Company's website nor any website accessible by hyperlinks on ING Group's website is incorporated in, or forms part of, this announcement

PDF version of press release: http://hugin.info/130668/R/1950963/709419.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 10 September, 2015